Exhibit 99.6

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

Auditors' Report

To the Shareholders of

Formation Capital Corporation

(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended February 29, 2004 and for the period from inception on June 13, 1988 to February 29, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended February 29, 2004 and for the period from inception on June 13, 1988 to February 29, 2004 in accordance with Canadian generally accepted accounting principles, consistently applied.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

May 21, 2004

Member of

Deloitte Touche Tohmatsu

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
	February 29,	February 28,
ASSETS	2004	2003
CURRENT
Cash and cash equivalents	$ 10,731,587	$ 273,577
Amounts receivable	82,813	12,293
Prepaid expenses and other (Note 3)	199,991	28,792
TOTAL CURRENT ASSETS	11,014,391	314,662
RECLAMATION DEPOSIT	22,706	24,033
MINERAL PROPERTIES (Note 4)	18,425,375	18,021,201
PROPERTY, PLANT AND EQUIPMENT (Note 5)	3,216,109	2,776,762
DEFERRED FINANCING COSTS (Note 7)	-	559,328
TOTAL ASSETS	$ 32,678,581	$ 21,695,986

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	$ 379,992	$ 448,703
TOTAL CURRENT LIABILITIES	379,992	448,703
CONVERTIBLE DEBENTURE (Note 8)	-	617,538
TOTAL LIABILITIES	379,992	1,066,241

COMMITMENTS (Note 17)

SHAREHOLDERS' EQUITY
Share capital (Note 10)
Authorized
50,000,000 preferred shares without par value
250,000,000 common shares without par value
Issued
120,486,544 common shares (2003 - 59,391,106 shares)	41,762,104	28,256,813
Contributed surplus	734,496	1,010,656
Deficit, accumulated during exploration stage	(10,198,011)	(8,637,724)
TOTAL SHAREHOLDERS' EQUITY	32,298,589	20,629,745
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 32,678,581	$ 21,695,986

APPROVED BY THE BOARD
"Mari-Ann Green"	"J. Scott Bending"
Director	Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations

	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002

EXPENSES
Accounting and audit	$ 1,078,174	$ 156,001	$ 116,215	$ 112,122
Administration	885,590	136,455	131,190	86,940
Advertising and promotion	857,900	16,168	86,147	55,740
Bank charges, interest and financing costs	648,091	236,697	239,368	76,823
Depreciation	471,747	42,273	57,971	61,319
Foreign exchange	(84,439)	(22,375)	(54,270)	12,837
Legal fees	517,552	80,518	19,387	22,603
Listing and filing fees	449,233	49,015	34,673	32,367
Management fees	274,189	18,414	9,611	8,929
Office	1,717,754	88,520	127,517	115,239
Shareholder information	711,206	25,990	14,336	33,058
	7,526,997	827,676	782,145	617,977
LOSS BEFORE UNDERNOTED ITEMS	(7,526,997)	(827,676)	(782,145)	(617,977)
OTHER INCOME (Note 11)	987,558	56,007	16,829	24,927
WRITE-DOWN OF MINERAL PROPERTIES (net of
property option income)	(3,692,886)	(788,618)	-	-
NON-CONTROLLING INTEREST	34,314	-	-	-
NET LOSS FOR THE PERIOD	$ (10,198,011)	$(1,560,287)	$ (765,316)	$ (593,050)

Basic and diluted loss per share		$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding		75,427,985	50,181,903	35,525,939

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity						Page 1 of 2

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2003	Shares	Amount	Warrants	Surplus	stage	equity

Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	653,687	163,422	-	-	(78,999)	84,423
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	2,570,871	668,548	-	-	(227,314)	441,234
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	3,186,805	1,175,062	-	-	(402,721)	772,341
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for resource property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	3,526,055	1,444,659	-	-	(578,968)	865,691
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for resource property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	4,834,524	2,292,241	-	-	(770,128)	1,522,113
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee
on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission
on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for resource properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	7,907,393	5,267,136	-	-	(1,068,345)	4,198,791
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for resource properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	9,130,093	7,238,686	-	-	(1,412,807)	5,825,879
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for resource properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967			3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	9,715,703	8,835,620	3,192,967	-	(2,064,059)	9,964,528
Issuance of common shares on conversion of
special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for resource properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	11,002,783	12,666,067	-	-	(3,365,962)	9,300,105
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for resource property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance, February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity						Page 2 of 2

					Deficit
					accumulated
	Common shares without				during the	Total
From inception on June 13, 1988 to	par value		Share	Contributed	exploration	shareholders'
February 28, 2003	Shares	Amount	Subscriptions	Surplus	stage	equity

Balance carried forward February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for resource property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of
special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	15,957,221	16,889,543	132,295	-	(6,169,043)	10,852,795
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)			1,588,475
Issuance of common shares on
conversion of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of
non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	25,620,121	19,271,241	-	-	(6,728,502)	12,542,739
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on conversion
of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	30,251,621	20,717,444	770,000	77,032	(7,279,358)	14,285,118
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	37,766,621	23,370,471	236,280	277,375	(7,872,408)	16,011,718
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture (Note 8)	-	-	-	694,405	-	694,405
Stock-based compensation (Note 10 (a) (iii))	-	-	-	38,876		38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	59,391,106	28,256,813	-	1,010,656	(8,637,724)	20,629,745
Issuance of common shares for cash	43,495,275	10,637,400	-	-	-	10,637,400
Issuance of common shares for debt settlement	130,000	26,000	-	-	-	26,000
Issuance of common shares on exercise of stock
options	915,000	205,700	-	-	-	205,700
Exercise of share purchase warrants	13,115,163	3,088,689	-	-	-	3,088,689
Issuance of common shares on conversion of
debenture (Note 8)	3,440,000	498,447	-	(325,000)	-	173,447
Share issue costs	-	(950,945)	-	-	-	(950,945)
Stock-based compensation (Note 10 (a) (iii))	-	-	-	48,840		48,840
Net loss	-	-	-	-	(1,560,287)	(1,560,287)
Balance, February 29, 2004	120,486,544	41,762,104	-	734,496	(10,198,011)	32,298,589

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows				Page 1 of 2

	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002

OPERATING ACTIVITIES
Net loss for the period	$ (10,198,011)	$ (1,560,287)	$ (765,316)	$ (593,050)
Items not involving cash
Depreciation	471,747	42,273	57,971	61,319
Financing costs (Notes 7 and 8)	184,335	136,976	45,101	2,258
Gain on sale of investments (Note 11)	(356,924)	(695)	(6,800)	(3,140)
Write-down of mineral properties	3,891,968	788,618	-	-
Write-down of investments (Note 11)	53,052	-	418	1,118
Convertible debenture accretion	60,979	(21,739)	82,718
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Issue of shares for compensation	44,250	-	44,250	-
Change in non-cash operating working
capital items (Note 14)	(660,799)	(305,385)	(642,615)	56,940
	(6,521,617)	(920,239)	(1,184,273)	(474,555)

FINANCING ACTIVITIES
Lease obligation	-	(5,197)	(7,783)	(7,134)
Share capital and special warrants issued
for cash	42,210,465	13,931,790	4,671,358	2,975,382
Share and special warrant issue expenses	(2,101,234)	(950,945)	(373,220)	(166,075)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	-	-	800,000
	41,021,731	12,975,648	4,290,355	3,602,173

INVESTING ACTIVITIES
Mineral property expenditures	(20,485,809)	(1,117,952)	(1,500,650)	(2,226,049)
Purchase of property, plant and equipment	(3,753,418)	(481,620)	(1,351,781)	(1,270,908)
Reclamation deposits	(22,707)	1,326	(24,033)	6,397
Proceeds on sale of investments	382,188	847	6,882	-
Proceeds on sale of property, plant and equipment	79,309	-	-	8,000
Acquisition of subsidiary	145,757	-	-	-
Acquisition of investments	(113,847)	-	-	-
	(23,768,527)	(1,597,399)	(2,869,582)	(3,482,560)
NET CASH INFLOW (OUTFLOW)	10,731,587	10,458,010	236,500	(354,942)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	273,577	37,077	392,019
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 10,731,587	$ 10,731,587	$ 273,577	$ 37,077

FORMATION CAPITAL CORPORATION
(An exploration stage company)
	Consolidated Statements of Cash Flows			Page 2 of 2

Supplemental Disclosure of Non-Cash Investing and Financing Activities

1/	The following transactions are not reflected in the consolidated statement of cash flows:

	(a)	During the year ended February 29, 2004:

		(i)	505,000 stock options valued at $48,840 were granted to consultants and were capitalized to mineral properties (Note 10 (a) (iii)).

		(ii)	130,000 common shares and 65,000 share purchase warrants with a combined value of
$26,000 were issued to a consultant to settle an amount otherwise owing. The services rendered by the consultant were capitalized to mineral properties.

		(iii)	3,440,000 common shares with a value of $498,447 were issued upon conversion of the convertible debentures (Note 8).

	(b)	During the year ended February 28, 2003:

		(i)	680,000 stock options valued at $38,876 were granted to consultants and were capitalized to mineral properties (Note 10 (a) (iii)).

		(ii)	2,666,400 warrants valued at $369,405 were issued as part of the private placement of
7.5% secured, convertible, redeemable debentures, that closed on April 3, 2002;
the broker fee included 519,980 warrants valued at $60,000 (Note 8).
	(c)	During the year ended February 28, 2001:

		(i)	$690,000 in cash was held in trust for subscriptions of 1,725,000 in common shares of the
Company.

		(ii)	435,000 stock options valued at $77,032 were granted to consultants as compensation and were capitalized to mineral properties (Note 10 (a) (iii).

	( c )	During the year ended February 28, 2002:

		(i)	690,000 stock options valued at $60,343 were granted to consultants and were capitalized to mineral properties.

		(ii)	1,333,333 warrants valued at $140,000 were issued as a part of the promissory note issued on February 5, 2002.

2/	Other Supplementary Information
For the years ended
		February 29,	February 28,	February 28,
		2004	2003	2002

	Interest Paid	$ 112,501	$ -	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished and intends to utilize to  process third party, high content precious metals material to produce high purity bullion.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in these circumstances conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as described in Note 16.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd. (“Coronation”), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.  All inter-company transactions and balances have been eliminated.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d)

Reclamation costs

Ongoing reclamation costs are charged to earnings in the period that they are reasonably determinable.

(e)

Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned.  Mineral property costs not directly attributable to specific properties are expensed during the year.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties (continued)

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.  An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.

For the year ended February 29, 2004 an impairment of $788,618 was provided. No such impairment was provided for the years ended February 28, 2003 and 2002.

(f)

Property, plant and equipment

Property and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5% per annum for buildings and 30% per annum on all other equipment.  As at February 29, 2004, the plant was not yet in use. Depreciation of the plant will be charged to operations when commercial production commences.

(g)

Future income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently substantively enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(h)

Stock-based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Pro forma net loss and pro forma loss per share are disclosed in Note 10 (a) (iv) as if the fair value based method of accounting had been used.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the options at the date of the grant using an option-pricing model.

(i)

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were anti-dilutive.

(j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction.  Revenues and expenses are also translated at rates in effect at the time of the transaction.  Gains and losses on translation are included in the results from operations.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current period’s presentation.

3.

PREPAID EXPENSES AND OTHER

	February 29,	February 28,
	2004	2003
Prepaid expenses	$ 199,002	$ 27,651
Investments	989	1,141
	$ 199,991	$ 28,792

The investments represent shares in publicly-traded companies which are carried at the lower of cost and quoted market value.  As at February 29, 2004, the quoted market value was $2,218 (February 28, 2003 - $2,022).

4.

MINERAL PROPERTIES

Mineral properties consist of:

	February 29,	February 28,
	2004	2003
Idaho Cobalt Belt
Idaho Cobalt Project (See Schedule)	$ 14,351,832	$ 13,208,549
Black Pine	3,192,197	3,180,275
Badger Basin	97,096	95,534
	17,641,125	16,484,358
Other Projects
Morning Glory/Wallace Creek	379,657	369,494
Los Cocos	-	782,412
El Milagro	234,256	223,379
Flin Flon	65,645	65,645
Queen of the Hills	26,016	19,379
Compass/Kernaghan	2,268	2,268
Virgin River	9,590	8,570
Other	66,818	65,696
	784,250	1,536,843
	$ 18,425,375	$ 18,021,201

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

4.

MINERAL PROPERTIES (Continued)

(a)

Idaho Cobalt Belt

(i)

Idaho Cobalt Project

The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company can earn a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim. The Company now owns a 100% interest in these claims.

(ii)

Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$20,000 to 2006.  During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$10,000 if the average price of copper trades between US$0.85 to $0.89 per pound and US$20,000 if the average price of copper trades above US$0.90 per pound.  In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty (“NSR”) of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optioner any payments received from a joint venture partner.

(iii)

Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b)

Other Projects

(i)

Morning Glory/Wallace Creek

a)

Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$3,000 to annual payments based on the price of gold ranging from no payments to US$3,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  A total of US$33,900 (2003 - US$32,400) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

4.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(i)

Morning Glory/Wallace Creek (continued)

b)

Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(ii)

Los Cocos

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement whereby the Company had a right to earn a 100% interest in certain mineral claims in the Xichu District, Mexico, by paying all staking, recording and out-of-pocket expenses along with the equivalent of US$20,000 in capital stock (minimum 5,000 shares/maximum 10,000 shares). The property was subject to a 5% NSR redeemable at $750,000 per percentage point down to a 2% NSR.

(iii)

El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000).  During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years.  As at February 29, 2004, a total of 800,000 pesos ($150,000) has been paid (2003 - 800,000 pesos ($150,000)) and the Company has an 100% interest in the property.

(iv)

Flin Flon

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

(v)

Queen of the Hills

The Company terminated an option agreement with a third party whereby the optionee could earn a 51% interest in the mineral claims by meeting the obligations under the lease and incurring US$150,000 on exploration and development over a three-year period, effective January 1, 2001.

The Company now holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho.  During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400.  A total of US $19,600 (2003 - US $19,600) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US $1,000,000 including the advance annual minimum royalty payments.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

4.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(vi)

Compass/Kernaghan

a)

Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold.  The optionee has the right to purchase one-half of the Company’s net smelter returns royalty for $1,000,000.

b)

Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

b)

Kernaghan Lake (continued)

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest.  The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(vii)

Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(viii)

Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

5.

PROPERTY, PLANT AND EQUIPMENT

	February 29,			February 28,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land and building	$ 176,351	$ 39,872	$ 136,479	$ 134,918
Plant	2,986,027	-	2,986,027	2,522,150
Office furniture, fixtures
and equipment	371,416	304,139	67,277	81,050
Vehicles	83,492	57,166	26,326	38,644
	$ 3,617,286	$ 401,177	$ 3,216,109	$ 2,776,762

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities at February 28, 2003 is a capital lease obligation for a vehicle that the Company had acquired pursuant to a three-year lease agreement which terminated on September 22, 2003. The rate of interest in terms of the lease agreement was 10.75%.  For the year ended February 28, 2003, future minimum lease payments amounted to $5,197 which included an interest portion of $181.  The current portion of the capital lease obligation amounted to $5,016.

The net book value of the vehicle at February 29, 2004 is $13,695 (2003 - $18,928).

7.

DEFERRED FINANCING COST

	February 29,	February 28,
	2004	2003
Promissory notes warrants	$ 140,000	$ 140,000
Convertible debentures warrants (Note 8)	369,405	369,405
Convertible debentures broker fee (Note 8)	60,000	60,000
Convertible debentures issue expenses (Note 8)	120,000	120,000
	689,405	689,405
Accumulated amortization	(689,405)	(130,077)
	$ -	$ 559,328

During the year ended February 28, 2002, the Company issued promissory notes which were financed with warrants to purchase 1,333,333 common shares of the Company at $0.30 per share for five years. The warrants were valued at $140,000 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 73% and a weighted-average risk free rate of 4.45%. The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost. The deferred financing cost was amortized into operations on a straight-line basis over the life of the promissory notes.

For the year ended February 29, 2004, deferred financing costs of $27,096 (2003 - $27,096) were charged to financing costs and $83,550 (2003 - $Nil) were charged to share capital upon conversion of the debentures.

8.

CONVERTIBLE DEBENTURES

	February 29,	February 28,
	2004	2003
7.5% p.a. secured, convertible redeemable debentures	$ -	$ 617,538

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of $1,000 principal amount and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (“debentures”) in the total principal amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of 60 units (where a unit consists of $1,000 principal amount and 3,333 warrants) $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants.  The Debentures were accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the debentures amounted to $325,000. This amount represented the fair value of the holder's option to convert the debentures into common shares.

On December 9, 2003 and February 24, 2004 the holders of the debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share. The Company issued 3,440,000 common shares upon conversion of the debentures.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

8.

CONVERTIBLE DEBENTURES (Continued)

At the time of conversion the carrying amount of the financial liability included accretion of $141,053 for the principal portion and $80,254 for the interest portion of the liability.  Deferred broker fees and expenses with a value of $36,000 were charged to financing costs and $111,000 were charged to share capital upon conversion of the debentures.

The share purchase warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 77% and a weighted-average risk free rate of 4.91%.  The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost (Note 7).

For the year ended February 29, 2004, deferred financing costs of $73,880 (2003 - $67,723) were charged to financing costs and $227,802 was charged to share capital upon conversion of the debentures.

9.

FUTURE INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 29,	February 28,	February 28,
	2004	2003	2002
Statutory tax rate	36%	38%	40%
Recovery of income taxes computed at standard rates	$ 556,000	$ 291,000	$ 237,000
Effect of non-deductible expenses	(36,000)	(85,000)	-
Effect of lower tax rates of foreign jurisdictions	(5,000)	-	(1,000)
Tax losses not recognized in the period that the benefit arose	(515,000)	(206,000)	(236,000)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities are as follows:

	February 29,	February 28,	February 28,
	2004	2003	2002
Future income tax asset
Operating loss carry forwards	$ 8,714,956	$10,249,614	$ 9,338,550
Less: Valuation allowances	(3,797,869)	(3,841,580)	(2,723,461)
	4,917,087	6,408,034	6,615,089
Future income tax liability
Accumulated cost base differences on assets	(4,917,087)	(6,408,034)	(6,615,089)
	$ -	$ -	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

9.

FUTURE INCOME TAXES (Continued)

At February 29, 2004, the Company had the following loss carry-forwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
United States	$ 17,038,000	2005 - 2024
Canada	5,088,000	2005 - 2011
Mexico	736,000	2006 - 2014

10.

SHARE CAPITAL

(a)

Stock options

(i)

As at February 29, 2004, outstanding, exercisable stock options were as follows:

Number of	Exercise
Shares	Price	Expiry Date
695,000	$ 0.31	June 27, 2004
100,000	0.20	November 19, 2004
1,430,000	0.25	February 26, 2005
125,000	0.15	May 12, 2005
165,000	0.34	July 18, 2005
200,000	0.18	October 20, 2005
50,000	0.36	November 16, 2005
285,000	0.62	January 09, 2006
2,865,000	0.15	May 12, 2006
5,915,000	$ 0.22

(ii)

As at February 29, 2004, outstanding, exercisable stock options were as follows:

		Weighted		Weighted
		Average		Average
	February 29,	Exercise	February 28,	Exercise
	2004	Price	2003	Price
Balance outstanding, beginning of year	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	3,800,000	0.19	680,000	0.27
Options exercised	(915,000)	0.22	-	-
Options cancelled/expired	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding, end of year	5,915,000	$ 0.22	4,500,000	$ 0.27

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL (Continued)

(a)

Stock options (continued)

(iii)

During the year ended February 29, 2004, 505,000 (2003 - 250,000) stock options were issued to non-employees and non-directors.  Using the fair value method for stock based compensation, consulting costs of $48,840 (2003 - $38,876) were capitalized to mineral properties.  This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 96% (2003 - 98%) and a weighted average risk free rate of 3.74% (2003 - 4.13%).

(iv)

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Accordingly, no compensation cost has been recognized for its stock option plan.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after January 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year ended	Year ended
	February 29,	February 28,
	2004	2003
Net loss
As reported	$ (1,560,287)	$ (765,316)
Pro forma	$ (1,908,286)	$ (840,693)
Basic and fully diluted loss per share
As reported	$ (0.02)	$ (0.02)
Pro forma	$ (0.03)	$ (0.02)

The fair value of each option grant is estimated on the date of grant using an option-pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 84% (2003 - 96%) and an annual risk free interest rate of 3.59% (2003 - 4.16%).

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL (Continued)

(b)

Warrants

(i)

Warrants outstanding at February 29, 2004 were as follows:

Number of	Exercise
Warrants	Price	Expiry Date
422,720	$ 0.30	March 23, 2004
200,000	0.30	April 12, 2004
4,965,000	0.30	June 21, 2004
2,248,000	0.30	June 25, 2004
888,667	0.30	August 31, 2004
500,812	0.25	March 01, 2005
81,250	0.25	June 02, 2005
1,266,387	0.23	August 22, 2005
21,963,799	0.50	December 05, 2006
668,000	0.50	March 22, 2006
1,333,333	0.30	February 05, 2007
2,053,180	0.30	April 03, 2007
36,591,148	$ 0.41

(ii)

The changes in warrants during the two previous years were as follows:

		Weighted		Weighted
		Average		Average
	February 29,	Exercise	February 28,	Exercise
	2004	Price	2003	Price
Balance outstanding,
beginning of year	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the year
Warrants issued	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(13,115,163)	0.24	-	-
Warrants expired/cancelled	(821,500)	0.50	(2,190,000)	0.60
Balance outstanding,
end of year	36,591,148	$ 0.41	26,751,377	$ 0.32

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

11.

OTHER INCOME

	Cumulative
	from
	inception to
	February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of property, plant and equipment	13,747	-	-	3,140
Gain on sale of investments	276,131	695	6,800	-
Write-down of investments	(53,052)	-	(418)	(1,118)
Interest	683,686	55,312	10,447	22,905
	$ 987,558	$ 56,007	$ 16,829	$ 24,927

12.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	February 29,	February 28,
	2004	2003

Canada	$ 175,127	$ 740,025
United States	21,251,588	19,631,932
Mexico	237,475	1,009,367
	$ 21,664,190	$ 21,381,324

13.

RELATED PARTY TRANSACTIONS

(a)

During the year ended February 29, 2004, the Company incurred:

(i)

administration fees of $136,455 (2003 - $131,190, 2002 - $86,940) to a director and financial services fees of $102,395 (2003 - $64,860, 2002 - $64,860) to an officer; and

(ii)

mineral property expenditures, including consulting fees, of $233,129 (2003 - $163,925, 2002 - $164,197) to directors.

(b)

As at February 29, 2004, accounts payable include $2,715 (2003 - $5,275) due to directors and officers.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

14.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Cumulative
	from inception
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Amounts receivable	$ (81,254)	$ (70,520)	$ 6,781	$ (906)
Prepaid expenses and other	(199,002)	(171,351)	(27,651)	6,490
Accounts payable and accrued liabilities,
relating to operating items	(380,543)	(63,514)	(621,745)	51,356
	$ (660,799)	$ (305,385)	$ (642,615)	$ 56,940

15.

FINANCIAL INSTRUMENTS

(a)

Fair value

The Company’s financial instruments include cash and short-term deposits, investments, amounts receivable, accounts payable and accrued liabilities and lease obligations.  The carrying value of these financial instruments approximates fair value except for the investments whose fair value is disclosed in Note 3.

(b)

Financial risk

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	February 29,	February 28,
	2004	2003
Total assets under Canadian GAAP	$ 32,678,581	$ 21,695,986
Decrease in mineral properties (a)	(18,425,375)	(18,021,201)
Total assets under US GAAP	$ 14,253,206	$ 3,674,785
Total liabilities under Canadian and US GAAP	$ 379,992	$ 1,066,241
Shareholders' equity under Canadian GAAP	32,298,589	20,629,745
Cumulative mineral property adjustments (a)	(18,425,375)	(18,021,201)
Shareholders' equity under US GAAP	13,873,214	2,608,544
Total liabilities and shareholders' equity under US GAAP	$ 14,253,206	$ 3,674,785

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations and Deficit

	Cumulative from
	inception on
	June 13, 1988
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Net loss under Canadian GAAP	$ (10,198,011)	$ (1,560,287)	$ (765,316)	$ (593,050)
Mineral property costs (a)	(18,425,375)	(404,174)	(1,539,525)	(3,335,137)
Stock-based compensation (c)	(1,157,026)	-	-	-
Write-down of investments (b)	53,052	-	418	1,118
Net loss under US GAAP	$ (29,727,360)	$ (1,964,461)	$ (2,304,423)	$ (3,927,069)
Basic and fully diluted loss per
share under US GAAP		$ (0.03)	$ (0.05)	$ (0.11)

Consolidated Statement of Cash Flows

	Cumulative from
	Inception on
	June 13, 1988
	to February 29,	February 29,	February 28,		February 28,
	2004	2004	2003		2002
OPERATING ACTIVITIES
Operating activities under
Canadian GAAP	$ (6,521,617)	$ (920,239)	$ (1,184,273)		$ (474,555)
Mineral property costs,
net of payables (a)	(20,485,811)	(1,117,952)	(1,500,650)		(2,226,049)
Operating activities
under US GAAP	$(27,007,428)	$ (2,038,191)	$ (2,684,923)		$ (2,700,604)
FINANCING ACTIVITIES
Financing activities under
Canadian and US GAAP	$ 41,021,731	$ 12,975,648	$ 4,290,355		$ 3,602,173
INVESTING ACTIVITIES
Investing activities under
Canadian GAAP	$(23,768,527)	$ (1,597,399)	$ (2,869,582)		$ (3,482,560)
Mineral property costs,
net of payables (a)	20,485,811	1,117,952	1,500,650	-	2,226,049
Investing activities
under US GAAP	$ (3,282,716)	$ (479,447)	$ (1,368,932)		$ (1,256,511)

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Mineral property costs

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP these expenditures on mining properties can only be deferred subsequent to the establishment of mining reserves. The Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

(b)

Investments

Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, classifies investments into three categories based on management’s intentions and anticipated maturity dates of the investments.  Under these three categories, the Company’s investments would be categorized as available for sale securities.  Accordingly, the investments would be carried at the quoted market value (Note 3) and the unrealized gains would be shown as a separate component of shareholders’ equity (Note 16 (f)).

(c)

Accounting for stock-based compensation

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period.  For the years ending prior to February 28, 2001, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued and therefore the options granted to individuals other than employees and directors were fair valued under SFAS No. 123 and were recognized as a consulting expense.

As of January 1, 2002, the Company adopted the standard in Section 3870, Stock-based Compensation and other Stock-Based Payments, of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for awards of stock.  Awards that a company has the ability to settle in stock are recorded as equity.  For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro forma net income and pro forma earnings per share are disclosed in Note 10 (a)(iv) as if the fair value based method of accounting had been used.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to employees and directors.

	Cumulative from
	inception on
	June 13, 1988
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Net loss for the period
US GAAP	$(29,727,360)	$(1,964,461)	$(2,304,423)	$(3,927,069)
Additional stock-based
compensation costs	(1,214,460)	(347,999)	(75,377)	(277,024)
Pro forma net loss	$(30,941,820)	$(2,312,460)	$(2,379,800)	$(4,204,093)
Pro forma basic and
diluted loss per share		$ (0.03)	$ (0.05)	$ (0.12)

Using the fair value method for stock-based compensation, additional costs of approximately $347,999, $75,377 and $279,024 would have been recorded for the periods ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively.  This amount has been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 84% (2003 - 96%;  2002 - 60%) and an annual risk free interest rate of 3.59% (2003 - 4.16%;  2002 - 4.89%).

(d)

Warrants

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders’ equity.  Although the Company issued such warrants, as each component would be included in shareholders’ equity, there is no net effect on shareholders’ equity under US GAAP for each period reported.  Further, under US GAAP, any alteration to the original terms of the warrants triggers a revaluation of the amount ascribed to the warrants based on the new terms.  The additional value would be reported as a component of shareholders’ equity.

Under Canadian GAAP, no separate distinction in shareholders’ equity is made for warrants issued in conjunction with common shares.

(e)

Foreign exchange

Under US GAAP, assets and liabilities of subsidiaries not reporting in the parent Company’s functional currency are translated into Canadian dollars at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders’ equity.  The Company’s foreign exchange differences between Canadian and US GAAP are not material.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Comprehensive income

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

	February 29,	February 28,	February 28,
	2004	2003	2002

Net loss under US GAAP	$ (1,964,461)	$ (2,304,423)	$ (3,927,069)
Other comprehensive income:
Unrealized gain (loss) on investments	349	(1,047)	(41)
Comprehensive net loss under US GAAP	$ (1,964,112)	$ (2,305,470)	$ (3,927,110)
Basic and diluted loss per share	$ (0.03)	$ (0.05)	$ (0.11)

(g)

Accounting for Derivative Instruments and Hedging Activities

In June 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 was effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments; therefore, adoption of SFAS No. 133 had no significant financial impact on its financial position or results of operations.

In December 2001, the CICA issued AcG-13, Hedging Relationships, which harmonized the major differences between Canadian GAAP and United States GAAP.

(h)

Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital.  Once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Flow-through shares (continued)

Under current Canadian GAAP as with US GAAP, future income taxes are based on a balance sheet approach which requires recognition of a deferred tax liability on the balance sheet.  In addition, Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue.  Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and short term deposits for purposes of classification on the balance sheet and statement of cash flows.  Adequate disclosure of the commitment to incur qualifying expenditures and to renounce the related tax deductions is required under Canadian GAAP.

US GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet.  At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet is recognized.  Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP.

The effect of the adjustments which would have been made under US GAAP related to the flow-through shares issued since inception of the Company would be to decrease share capital by $11,196 and to decrease deficit by $11,196 resulting in no effect on share capital.

(i)

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The Company is in the process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i)

Recent accounting pronouncements (continued)

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued proposed FASB Staff Positions FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material effect on the Company’s results of operations, financial position or disclosures.

17.

COMMITMENTS

The Company has certain obligations with respect to mineral property expenditures (Note 5).

18.

SUBSEQUENT EVENTS

From February 29, 2004 to the date of these financial statements the Company issued 1,434,720 common shares for proceeds of $439,766 on the exercise of share purchase warrants and stock options.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Schedule of Expenditures for Idaho Cobalt Project

	February 29,	February 28,
	2004	2003

Idaho Cobalt Project

Mineral property acquisition costs	$ 50,739	$ 27,869
Drilling	405	719
Field supplies and expenses	17,415	17,011
Engineering and consulting	284,199	187,704
Permitting	246,960	300,120
Geochemical and metallurgical	4,329	21,147
Communications	114,140	90,794
Automobile	2,181	2,169
General property expenses	48,916	28,988
Insurance	21,692	21,439
Reclamation	2,957	1,852
Base line studies	252,431	412,777
EIS Contract & Supervision	96,919	356,041
	1,143,283	1,468,630
EXPENDITURES, BEGINNING OF YEAR	13,208,549	11,739,919
EXPENDITURES, END OF YEAR	$ 14,351,832	$ 13,208,549